------------------------------
                                                           OMB APPROVAL
                                                 ------------------------------



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

     Neckowitz                     Howard                 A.
-------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    c/o Pacific Gateway Exchange
    533 Airport Blvd. Suite 505
-------------------------------------------------------------------------------
                                    (Street)

    Burlingame                    California            94010
-------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

      Pacific Gateway Exchange, Inc.  (NASDAQ/NMS: PGEX)
_______________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


_______________________________________________________________________________
4.   Statement for Month/Year

       November 1998
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


===============================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [ ]  10% Owner
     [x]  Officer (give title below)           [ ]  Other (specify below)

             President and Chief Executive Officer
         ----------------------------------------------
_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
_______________________________________________________________________________

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/11/98        G(1)     V      100,000     D                              D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          6/11/98        G(1)     V      100,000     A                              I         (1)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/17/98        S               10,000     D      $41                     I         (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/18/98        S               90,000     D      $40.5023                I         (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/23/98        S               25,000     D      $45                     I         (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                          11/24/98        S               25,000     D      $44.6658                I         (2)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      1,338,809     D
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       119,640      I         (3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                        46,045      I         (4)
-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================



*   If the Form is filed by more than one  Reporting  Person,  see  Instruction
    4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                         (Over)
(Form 4-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Explanation of Responses:

(1) Represents shares donated without consideration by Howard A. Neckowitz to the Howard A. Neckowitz and Cheryl
    Neckowitz 1997 Trust.
(2) Represents sales of shares by the Howard A. Neckowitz and Cheryl Neckowitz 1997 Trust.
(3) Represents shares owned by Cheryl A. Kempton-Neckowitz, the wife of Mr. Neckowitz, who granted Mr. Neckowitz an irrevocable proxy giving him the right to vote such  shares.  Mr. Neckowitz disclaims beneficial ownership of such shares.
(4) Represents shares owned by the Howard A. Neckowitz and Cheryl Neckowitz 1997 Trust, of which Howard and Cheryl Neckowitz are co-trustees.




 /s/ Howard  A. Neckowitz                                        12/9/98
--------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                         Page 2